CUSIP No. 00767E102	Page 1 of 3 Pages
SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Aegerion Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

00767E102
(CUSIP Number)

Mark DiPaolo
General Counsel
Sarissa Capital Management LP
660 Steamboat Road
Greenwich, CT 06830
203-302-2330

With a copy to:

Russell Leaf
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 00767E102	Page 2 of 3 Pages
SCHEDULE 13D
Item 1.  Security and Issuer.
This statement constitutes Amendment No. 5 (this “Amendment No. 5”) to the Schedule 13D relating to the Common Stock, par value $0.001, issued by Aegerion Pharmaceuticals, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on February 5, 2015 and amended by Amendments No. 1, 2, 3 and 4 thereto (as amended, the "Initial Schedule 13D"), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.
Item 4.  Purpose of Transaction.
Item 4 of the Initial Schedule 13D is hereby amended by adding the following:
On March 21, 2016, certain of the Reporting Persons and the Issuer entered into an amendment (the “Amendment”) to the nomination agreement, dated as of March 29, 2015, by and among such Reporting Persons and the Issuer (the “Nomination Agreement”), pursuant to which the standstill provisions in the Nomination Agreement were terminated on March 21, 2016 and the Reporting Persons agreed not to submit a director nomination notice or business proposal under the Issuer’s bylaws with respect to the Issuer’s 2016 annual meeting of stockholders.  The Nomination Agreement remains otherwise in effect.
A copy of the Amendment is filed herewith as an exhibit and incorporated herein by reference, and any description herein of the Amendment is qualified in its entirety by reference to the Amendment filed herewith.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Initial Schedule 13D is hereby amended by adding the following:
See Item 4 of this Amendment No. 5.
Item 7. Material to Be Filed as Exhibits.
1 The Amendment

CUSIP No. 00767E102	Page 3 of 3 Pages
SCHEDULE 13D

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 22, 2016
SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL DOMESTIC FUND LP

By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

/s/Alexander J. Denner
Alexander J. Denner